Exhibit 99.1

Lixiang Education Regains Compliance with

Nasdaq Requirement on Minimum Market Value of Publicly Held Shares

LISHUI, China, Feb. 28, 2025 (GLOBE NEWSWIRE) -- Lixiang Education Holding Co., Ltd. (the “Company” or NASDAQ: LXEH), a prestigious private education service provider in China, today announced that on February 27, 2025, it received a letter from the Listing Qualification Department of Nasdaq Stock Market LLC (the “Nasdaq”) notifying the Company that it had regained compliance with the minimum market value of publicly held shares (“MVPHS”) as required by The Nasdaq Global Market set forth in Listing Rule 5450(b)(1)(C) (the “Rule”).

On August 29, 2024, the Company was notified by Nasdaq of its failure to maintain a MVPHS of $5,000,000 over the previous 30 consecutive business days as required under the Rule, and was given a compliance period of 180 calendar days, or until February 25, 2025 to regain compliance. The staff of Nasdaq has determined that “for the last 16 consecutive business days, from February 4 to February 25, 2025, the Company’s MVPHS has been $5,000,000 or greater. Accordingly, the Company has regained compliance with the Rule and this matter is now closed.”

About Lixiang Education Holding Co., Ltd.

Founded in Lishui City, China, Lixiang Education Holding Co., Ltd. is a prestigious private education service provider in Zhejiang Province. The Company’s education philosophy is to guide the healthy development of students and to establish a solid foundation for their lifelong advancement and happiness. For more information, please visit: www.lixiangeh.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s strategies, future business development, and financial condition and results of operations; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; the Company’s ability to maintain and enhance its brand. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Siyi Ye

Tel: +86-578-2267142

Email: irlxeh@lsmxjy.com